

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Paul H. Sunu
Chairman and Chief Executive Officer
FairPoint Communications, Inc.
521 East Morehead Street, Suite 500
Charlotte, North Carolina 28202

> **Re:** **FairPoint Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed May 28, 2010**
> **File No. 001-32408**
> **Form 10-Q for Quarterly Period Ended March 31, 2010**
> **Filed June 18, 2010**
> **File No. 001-32408**
> **Form 10-Q for Quarterly Period Ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-32408**

Dear Mr. Sunu:

We have reviewed your response letter dated August 26, 2010 and have the following comments.

Please respond to this letter within ten business days by confirming that you will amend your respective filings in accordance with our comments. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Qs for the Quarters Ended March 31, 2010 and June 30, 2010

Item 1. Financial Statements

1. We note your response to comment 1 in our letter dated August 16, 2010. Expand your disclosure in Note 1 to your financial statements confirming that under any of the likely scenarios for resolution of the company's bankruptcy plan over the Vermont Board's rejection there would not be a material adverse effect on the

company's financial condition or results of operations.

Item 4. Controls and Procedures

2. We note your response to comment 4 in our letter dated August 16, 2010. We note, however, that your Form 10-Qs for the first two quarters of 2010 state that management took steps to "begin" remediation of material weaknesses. Please also revise these filings consistent with your proposed changes to your Form 10-K.

Form 10-K for the Year Ended December 31, 2009

Item 10. Directors. Executive Officers and Corporate Governance, page 157

3. We note your response to comment 9 in our letter dated August 16, 2010. Please note that the requirements of Item 401(e) of Regulation S-K apply to every director of the company regardless of who nominated them. Therefore, if the board did not evaluate the qualifications of any individuals serving as board members the disclosure should make this clear. Please revise accordingly.

Executive Compensation, page 162

General Principals and Procedures, page 162

4. We note your response to comment 10 in our letter dated August 16, 2010. Please include your supplemental response in your amended Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Jeffrey J. Pellegrino, Esq.